Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollars in thousands)	2009	2008	2009	2008
Earnings: Loss before benefit for income taxes	$(231,699)	$ (61,706)	$(468,837)	$(109,077)
Interest expense	249,057	290,860	517,464	597,095
Implicit interest in rents	6,212	8,037	10,610	13,595
Total earnings	$ 23,570	$237,191	$ 59,237	$ 501,613
Fixed charges: Interest expense	$ 249,057	$290,860	$ 517,464	$ 597,095
Implicit interest in rents	6,212	8,037	10,610	13,595
Total fixed charges	$ 255,269	$298,897	$ 528,074	$ 610,690
Ratio of earnings to fixed charges*	0.09	0.79	0.11	0.82

*

Earnings were insufficient to cover total fixed charges by $231.7 million for the three months ended June 30, 2009 and $468.8 million for the six months ended June 30, 2009. Earnings were insufficient to cover total fixed charges by $61.7 million for the three months ended June 30, 2008 and $109.1 million for the six months ended June 30, 2008.

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